Exhibit (a)(1)

October 27, 2003

Dear Fellow Shareholders:

        As you know, on July 7, 2003, Alcan Inc. ("Alcan") announced an unsolicited tender offer for all of the outstanding common shares of Pechiney ("Pechiney Common Shares"), American depositary shares of Pechiney ("Pechiney ADSs"), Pechiney Bonus Allocation Rights ("Pechiney BARs") and Pechiney convertible bonds (obligations convertibles et/ou échangeables en actions nouvelles ou existantes) ("Pechiney OCEANEs"). In the ensuing time period the management of Pechiney has explored various alternatives to Alcan's offer, as well as negotiated with Alcan, all with a view to enhancing shareholder value and protecting the interests of Pechiney, its employees, customers and partners.

        The negotiations with Alcan led to a new improved offer. Under the new improved offer, Alcan is offering to exchange (a) for each Pechiney Common Share, each 10 Pechiney BARs or each two Pechiney ADSs tendered (i) €24.60 in cash and (ii) the number of Alcan Common Shares equal to 22.9 divided by the "Reference Value", which is defined as the greater of (1) 27.4 and (2) an average trading price of the Alcan Common Shares to be determined five U.S. trading days before the expiration of the offers, as described more fully in the enclosed Schedule 14D-9, provided that the amount of Alcan Common Shares may not be less than 0.6001 and (b) for each Pechiney OCEANE tendered, €83.40 in cash. Further, if, following the conclusion of the offer, Pechiney securities representing more than 95% of Pechiney's share capital and voting rights (on a fully diluted basis) are tendered in the offer, Alcan will provide to the tendering holders of Pechiney securities: (a) for each Pechiney Common Share tendered, an additional €1.00 in cash; (b) for each Pechiney BAR tendered, an additional €0.10 in cash; (c) for each Pechiney ADS tendered, an additional €0.50 in cash; and (d) for each Pechiney OCEANE tendered, an additional €0.40 in cash.

        After a thorough review, your Board of Directors determined that Alcan's new improved offer, in light of the long-recognized industrial logic of a business combination between Pechiney and Alcan and the relative merits of the combination versus a stand-alone strategy, constitutes the best value alternative available to holders of Pechiney securities and will allow Pechiney's employees, customers and partners to work with Alcan to enhance the position of the combined entity as a global leader in aluminum and packaging activities. Your Board of Directors recommends that holders of Pechiney securities accept Alcan's offer.

        The enclosed Schedule 14D-9 contains the Board of Directors' recommendation and the factors considered by the Board. I urge you to read the Schedule 14D-9 carefully so that you will be fully informed before you make your decision.

        I would like to thank you all for your confidence in the Board of Directors and me throughout this process. I sincerely believe in the strengths and future prospects of our company and I am satisfied that accepting Alcan's offer represents the best strategy for Pechiney.

Sincerely,
Jean-Pierre Rodier Chairman and Chief Executive